EXHIBIT 15.2

Graystone Company Announces It Has Filed Application to Up-list to the OTCQB Venture Market

Fort Lauderdale, FL – December 13, 2021 – Graystone Company, Inc. (OTC: GYST) announces that it has applied to up-list to the OTCQB® Venture Marketplace. The listing of the Company’s common shares on the OTCQB remains subject to the approval of the OTCQB and the satisfaction of applicable listing requirements. We have been informed the current application review process is taking between 6-8 weeks. As more information becomes available, the Company will keep its shareholders up to date on the status of the application.

The OTCQB is the premiere marketplace for developing U.S. and international companies that are committed to providing a high-quality trading and information experience for their U.S. investors. The OTCQB quality standards provide a strong baseline of transparency as well as the technology and regulation to improve the information and trading experience for investors. The OTCQB is recognized by the Securities and Exchange Commission as an established public market providing public information for analysis and value of securities. Investors can find real-time quote and market information for the Company, once listed, at https://www.otcmarkets.com.

Historically, companies that have made the move up to the OTCQB® tier have experienced increased investor awareness, greater liquidity and visibility of their common stock. The Company believes that the move to the OTCQB will provide enhanced investor benefits including higher reporting standards, greater access to analyst coverage and news services, and more comprehensive compliance requirements.

About The Graystone Company, Inc.
The Graystone Company has two distinct lines of business: (1) Bitcoin Mining; and (2) sale and hosting of Bitcoin mining equipment. The Company launched its Bitcoin Mining operation in May 2021 and began selling mining equipment in October 2021. The Company’s Bitcoin mining wallet address can be viewed at anytime using this link: https://www.blockchain.com/btc/address/32nWKSce24EPUGXnkfqVdvUyWbrVUmwpAr

Corporate Website: www.thegraystonecompany.com

Corporate Twitter: https://twitter.com/TheGraystoneco

Graystone Mining Twitter: https://twitter.com/Graystonemining

*Revenue related calculations. Please note that the Company believes that any revenue related calculations are accurate and based on factual information, there can be no assurance that the Company will be able to achieve all projections due to number of business-related factors, such as equipment pricing, mining equipment availability, bitcoin mining difficulty, bitcoin market pricing and other unforeseen issues in deploying its mining rigs. You can view update information on Bitcoin Mining by visiting https://alloscomp.com/bitcoin/calculator

Notice Regarding Forward-Looking Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate.

For more information:

Graystone Company

Anastasia Shishova

Email: info@thegraystonecompany.com

Phone: (954) 271-2704